                                 December 6, 2011

VIA EDGAR

Suzanne Hayes, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	TFS Financial Corporation File No. 001-33390 Form 10-K for the fiscal year ended September 30, 2010 Form 10-Q for the quarter ended March 31, 2011 Form 10-Q for the quarter ended June 30, 2011

Dear Ms. Hayes:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the November 22, 2011 comment letter from the Securities and Exchange Commission (the “Letter”) with respect to the filings referenced above (the “Filings”) and our supplemental response.

Our response to each comment is set forth below. For the convenience of the Staff, we have repeated each comment, followed by our response, in the order and according to the numbers assigned in the Letter.

* * * * *

Form 10-Q for Quarterly Period Ended June 30, 2011

Note 4. Loans and Allowance for Loan Losses, page 9

SEC Comment No. 1 – “We note your response to prior comment one in our letter dated October 26, 2011. We also note that your historical loss experience has not been significant and you rely on your market valuation allowance (“MVA”) to capture the risks of the current economic, and housing and lending market trends. Please address the following (alphabetic designations have been assigned to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Tell us and revise to disclose in future filings whether you have experienced an upward fluctuation in your MVA in the past three fiscal years. Tell us which year the MVA balance peaked and discuss your expectations for the MVA going forward.

b)	Tell us and revise future filings to disclose in greater detail the MVA calculation and whether it is on a total portfolio basis and then allocated to each loan segment or if it is formulated initially on a portfolio segment basis.

Securities and Exchange Commission

December 6, 2011

c)	Please describe how the MVA fluctuated in FY2011 in total and the portion allocated to the home equity loan and line of credit portfolio. In your response address how the decline in total home equity loans and lines of credit past due and on nonaccrual status was considered.

d)	Tell us how you consider foreclosure actions received for borrowers in your home equity loan and line of credit portfolio that are not filed by the first lien holder. Describe where in the allowance for loan loss calculation this information is considered.

e)	Tell us whether you intend to revise your allowance for loan loss methodology for the home equity loan and lines of credit portfolio in the future. If so, describe the changes you anticipate making and how it may impact the allowance for loan losses.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	The balance of the MVA has increased from $33.1 million at September 30, 2009, to $56.0 million at September 30, 2010, and to $63.0 million at September 30, 2011. Future changes in the MVA are currently difficult to predict as the MVA is affected by various factors as described in subpart (b) below. Generally, to the extent that those factors improve in the future, we expect that the MVA will decrease, and conversely if the factors deteriorate, then we expect the MVA to increase. Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then current information with respect to composition, by loan segment, of the MVA balance. The following italicized disclosure has been added to the discussion of the Allocation of the Allowance for Loan Losses included in Part 1. Business in our Form 10-K for the fiscal year ended September 30, 2011 as filed on November 29, 2011.

The following table provides detailed information with respect to the composition of the allowance for loan losses, by loan segment and by method of determination as of September 30, 2011, 2010 and 2009. The total balance of the MVA is determined for the portfolio as a whole and is allocated to the individual loan segments based on loss experience, credit metrics, and loan segment characteristics.

Securities and Exchange Commission

December 6, 2011

	September 30, 2011
	Individually Evaluated		Collectively Evaluated
	Specific Valuation	General Valuation	General Valuation	Market Valuation	Total
Real estate loans:
Residential non-Home Today	$22,492	$2,903	$10,760	$13,329	$49,484
Residential Home Today	18,213	3,725	3,027	6,060	31,025
Home equity loans and lines of credit	13,687	636	16,568	43,180	74,071
Construction	1,115	141	724	418	2,398

Total real estate loans	$55,507	$7,405	$31,079	$62,987	$156,978
Consumer and other loans	0	0	0	0	0

Total	$55,507	$7,405	$31,079	$62,987	$156,978

	September 30, 2010
	Individually Evaluated		Collectively Evaluated
	Specific Valuation	General Valuation	General Valuation	Market Valuation	Total
Real estate loans:
Residential non-Home Today	$14,734	$1,056	$10,385	$15,071	$41,246
Residential Home Today	6,715	3,037	1,281	2,298	13,331
Home equity loans and lines of credit	17,692	816	18,532	36,740	73,780
Construction	1,721	267	1,036	1,858	4,882

Total real estate loans	$40,862	$5,176	$31,234	$55,967	$133,239
Consumer and other loans	1	0	0	0	1

Total	$40,863	$5,176	$31,234	$55,967	$133,240

	September 30, 2009
	Individually Evaluated		Collectively Evaluated
	Specific Valuation	General Valuation	General Valuation	Market Valuation	Total
Real estate loans:
Residential non-Home Today	$7,726	$650	$11,003	$3,299	$22,678
Residential Home Today	3,397	1,128	2,428	2,279	9,232
Home equity loans and lines of credit	13,945	57	18,875	24,717	57,594
Construction	0	0	2,962	2,781	5,743

Total real estate loans	$25,068	$1,835	$35,268	$33,076	$95,247
Consumer and other loans	1	0	0	0	1

Total	$25,069	$1,835	$35,268	$33,076	$95,248

Securities and Exchange Commission

December 6, 2011

b)	Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then current information with respect to the details of our MVA calculation, including its formulation and allocation. As included in the portion of our response to subpart (a) above and our Form 10-K filing for the fiscal year ended September 30, 2011, the total balance of the MVA is determined for the portfolio as a whole and is allocated to the individual loan segments based on loss experience, credit metrics, and loan segment characteristics. The following italicized disclosure has been added to the discussion of the Allowance for Loan Losses included in Part 1. Business in our Form 10-K for the fiscal year ended September 30, 2011 as filed on November 29, 2011. The portion of the disclosure that is reprinted below begins with the designation “(3)”.

(3)	adjustments, which we describe as a market valuation adjustment, to historical loss experience (general allowances), maintained to cover uncertainties that affect our estimate of incurred probable losses for each loan type (“market valuation allowances” or “MVAs”).

The market valuation allowances are based on our evaluation of several factors, including:

•	delinquency statistics (both current and historical) and the factors behind delinquency trends;

•	the status of loans in foreclosure, real estate in judgment and real estate owned;

•	the uncertainty with respect to the status of home equity loans and lines of credit borrowers’ performance on first lien obligations when the Association is not in the first lien position;

•	the composition of the loan portfolio;

•	historical loan loss experience and trends;

•	national, regional and local economic factors and trends;

•	national, regional and local housing market factors and trends;

•	the frequency and magnitude of re-modifications of loans previously the subject of a troubled debt restructuring;

•	asset disposition loss statistics (both current and historical);

•	the current status of all assets classified during the immediately preceding meeting of the Asset Classification Committee; and

•	the industry.

c)	Our response to subpart (a) above describes the tabular presentation that has been added to the discussion of the Allocation of the Allowance for Loan Losses included in Part 1. Business in our Form 10-K for the fiscal year ended September 30, 2011 as filed on November 29, 2011. The table discloses MVA fluctuations during the fiscal year, by loan segment, including the home equity loan and lines of credit portfolio. Additionally, the following italicized disclosure, which describes changes in the allowance for loan losses, by loan segment and by allowance component, has been added to the discussion of the Allocation of the Allowance for Loan Losses included in Part 1. Business in our Form 10-K for the fiscal year ended September 30, 2011 as filed on November 29, 2011.

Securities and Exchange Commission

December 6, 2011

During the fiscal year ended September 30, 2011, the total allowance for loan losses increased $23.7 million to $157.0 million, from $133.2 million at September 30, 2010, with $16.9 million, or 71%, of the increase attributable to additional allowances established for loans reviewed individually. In all cases the change in the balance of each loan segment’s individually evaluated allowances corresponded to the change in the balance of loans in each loan segment that were evaluated individually. In addition, specific valuation allowances increased due to declining home values and the impact of reduced mortgage insurance claims reimbursement for loans subject to private mortgage insurance issued by PMI Mortgage Insurance Company subsequent to its seizure by the Arizona Department of Insurance on October 22, 2011. Changes in the balances of GVAs (GVAs means “general valuation allowances” and was previously defined in our Form 10-K for the fiscal year ended September 30, 2011) and MVAs for the individual loan segments varied based on the particular circumstances most relevant to the individual loan segment. Refer to the activity in the allowance for loan losses and analysis of the allowance for loan losses tables in Note 5 of the Notes to the Consolidated Financial Statements for more information. Setting aside the changes related to the insignificant construction/consumer/other loans segments, changes in the balances of the GVAs and MVAs for the loans evaluated collectively related to the significant loan segments are described as follows:

•

Residential non-Home Today – the portion of this loan segment’s allowance for loan losses that was determined by evaluating groups of loans collectively (i.e. those loans that were not reviewed individually), decreased $1.4 million during the fiscal year ended September 30, 2011. The ratio of this portion of the allowance for loan losses to the total balances of loans in this loan segment that were evaluated collectively, also decreased to 0.35% at September 30, 2011, from 0.43% at September 30, 2010, reflecting the improving credit profile of this loan segment due to the addition of $1.18 billion of high credit quality, adjustable-rate, residential, first-mortgage loans during the current fiscal year.

•

Residential Home Today – the portion of this loan segment’s allowance for loan losses that was determined by evaluating groups of loans collectively (i.e. those loans that were not reviewed individually), increased by $5.5 million during the fiscal year ended September 30, 2011. The ratio of this portion of the allowance for loan losses to the total balances of loans in this loan segment that were evaluated collectively, also increased to 7.07 % at September 30, 2011, from 2.40% at September 30, 2010, reflecting: (1) increased net charge-offs ($6.8 million during the fiscal year ended September 30, 2011 as compared to $4.7 million for the fiscal year ended September 30, 2010); (2) higher percentage of individually allocated allowances in relation to the balances of loans individually reviewed (16.3% at September 30, 2011 as compared to 7.52% at September 30, 2010) which indicates an increase in the level of losses that is expected when credits are resolved and is reflective of the continued decline that has occurred in housing values; and (3) the disproportionate impact on this loan segment that resulted when the Arizona Department of Insurance seized PMI Mortgage Insurance Co. (“PMIC”) and indicated that all claims payments would be reduced by 50%. As previously described, a majority of the loans in our Home Today portfolio required private mortgage insurance, most of which was provided by PMIC. Appropriate adjustments have been made to all of our affected SVAs (SVAs means “specific valuation allowances” and was previously defined in our Form 10-K for the fiscal year ended September 30, 2011), and our estimated loss severity factors were increased for loans evaluated collectively.

Securities and Exchange Commission

December 6, 2011

•

Home equity loans and lines of credit – the portion of this loan segment’s allowance for loan losses that was determined by evaluating groups of loans collectively (i.e. those loans that were not reviewed individually), increased by $4.5 million during the fiscal year ended September 30, 2011. The ratio of this portion of the allowance for loan losses to the total balances of loans in this loan segment that were evaluated collectively, also increased to 2.42 % at September 30, 2011, from 1.97% at September 30, 2010, reflecting: (1) a slightly increased level of net charge-offs ($49.5 million for the fiscal year ended September 30, 2011 as compared to $48.8 million for the fiscal year ended September 30, 2010) which indicates an increase in the level of losses that is expected when credits are resolved and is reflective of the continued decline that has occurred in housing values; and (2) a slightly higher percentage of individually allocated allowances in relation to the balances of loans individually reviewed (36.1% at September 30, 2011 as compared to 33.0% at September 30, 2010). Additionally, the higher ratio was influenced by the declining balance of the portfolio as we have suspended offering this product to customers which tends to result in a remaining portfolio that is comprised more heavily of customers with limited ability to pursue financing alternatives.

Provisions for loan losses on home equity loans and lines of credit continue to comprise the majority of our losses and are expected to continue to do so for the foreseeable future, especially if non-performing loan balances and charge-offs remain at elevated levels. Additional discussion of non-performing home equity loan and lines of credit as well as charge-offs appears in “Management’s Discussion and Analysis of Financial Conditions and Operating Results.”

d)	We do not distinguish between foreclosure actions received for borrowers in our home equity loan and line of credit portfolios that are not filed by the first lien holder and those that are filed by the first lien holder as it relates to the calculation of allowance for loan loss. Actions taken by parties with interests senior and junior to Third Federal’s lien both result in tracking of the account in Third Federal’s servicing system which indicates that the account is involved in a third party foreclosure (“TPFC”). TPFC coding on an equity account is taken into consideration during the allowance for loan loss calculation and has a direct impact to the GVA calculation for the portion of the home equity line and home equity loan portfolios that are not individually reviewed for impairment. For home equity loans or lines of credit individually reviewed for impairment, any notification of TPFC pertaining to the account being reviewed is considered in determining the level of impairment for each individual account.

e)	We continue to review, and modify as needed, our allowance for loan loss methodology as it pertains to the calculation of both our probability of default and loss given default calculations, which are the primary components in the calculation of our GVA. Our ongoing review considers previously unused servicing system variables as well as additional third party information including, but not limited to, refreshed credit profile information on each account. Although we anticipate a migration of a portion of the allowance indicated as MVA to GVA as a result of the addition of more comprehensive GVA factors, at this time, research is too preliminary to determine the timeframe and overall change in the allowance for loan loss methodology that will result. As disclosed in our Form 10-K for the fiscal year ended September 30, 2011, effective December 31, 2011, we expect to discontinue use of SVAs. The balance of SVAs, which totaled $55.5 million at September 30, 2011, will be reflected as charge-offs in accordance with Office of the Comptroller of the Currency instructions.

Securities and Exchange Commission

December 6, 2011

SEC Comment No. 2 – “We note your response to prior comment three in our letter dated October 26, 2011. Please revise future filings to disclose in detail the revisions and enhancements you intend to make to your allowance for loan losses methodology for TDRs, specifically the default rate factor. In your disclosure describe how the new default rate factor will be calculated and when you will implement these changes to your methodology.”

TFS Financial Corporation Response – Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then current information with respect to treatment of troubled debt restructurings (“TDRs”) in our allowance for loan losses methodology. The following italicized disclosure has been added to the discussion of the Allowance for Loan Losses included in Part 1. Business in our Form 10-K for the fiscal year ended September 30, 2011 as filed on November 29, 2011.

Additionally, when loan modifications qualify as troubled debt restructurings, we record an individually evaluated, general valuation allowance for impairment based on the present value of expected future cash flows, which includes a factor for subsequent potential defaults, discounted at the effective interest rate of the original loan contract. Potential defaults are distinguished from re-modifications as borrowers who default are not eligible for re-modification. At September 30, 2011, the balance of such general valuation allowances was $7.0 million. In instances when loans require re-modification, additional valuation allowances may be required. The new valuation allowance on a re-modified loan is calculated based on the present value of the expected cash flows, discounted at the effective interest rate of the original loan contract, considering the new terms of the modification agreement. Due to the immaterial amount of this exposure to date, we continue to capture this exposure as a component of our MVA evaluation. The significance of this exposure will be monitored and if warranted, we will enhance our loan loss methodology to include a new default factor (developed to reflect the estimated impact to the balance of the allowance for loan losses that will occur as a result of future re-modifications) that will be assessed against all loans reviewed collectively. If new default factors are implemented, the MVA methodology will be adjusted to preclude duplicative loss consideration.

* * * * *

In accordance with the request set forth in your Letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman
David S. Huffman, Chief Financial Officer